                                     Filed By: Frontstep, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to
                                     Rule 14a-12 under the Securities Exchange
                                     Act

                                     Subject Company: Frontstep, Inc.
                                     Commission File No.: 0-19024

     On November 25, 2002, Frontstep, Inc. presented a slide show to its employees regarding the proposed merger (the "Merger") of Frontstep, Inc. with a wholly owned subsidiary of MAPICS, Inc.

     A copy of each of this slide show is being filed as Appendix A to this filing, and is incorporated herein by reference.

                                   ***********

                   Additional Information and Where to Find It

     The proposed transaction will be submitted to MAPICS' and Frontstep's shareholders for their consideration, and MAPICS will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by MAPICS and Frontstep to solicit their respective shareholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Shareholders of MAPICS and Frontstep are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about MAPICS and Frontstep, at the SEC's Internet site (http://www.sec.gov).

     Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Martin D. Avallone, MAPICS, Inc., 1000 Windward Parkway, Suite 100, Alpharetta, Georgia 30005 (678-319-8000).

                   Interests of Certain Persons in the Merger

MAPICS and Frontstep and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MAPICS and Frontstep in connection with the merger. Information regarding those participants is included in the proxy statements for MAPICS' and Frontstep's most recent annual shareholders' meetings, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

                           Forward Looking Statements

     Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical facts, including those regarding benefits associated with the contemplated transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "will," "committed," "plans," "leverage," "potential," "sustain," "strategy," "investing," "expect," "anticipate," "believes" and similar expressions as well as statements regarding the expected amount of special charges and anticipated accretion are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Future events and actual results, financial or otherwise, could differ materially from those contained herein. Important factors that could cause the actual results to differ materially from the Company's expectations include the ability of the parties to consummate the transaction, including obtaining acceptable financing and other approvals necessary, the ability of the parties to successfully manage and establish relationships with third parties, the ability of the parties to successfully and profitably integrate products and operations, competition in the market for business software in the manufacturing industry, as well as other factors set forth from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to revise or publicly update such forward-looking statements whether as result of new information or otherwise.

                                                                      Appendix A





[FRONTSTEP LOGO]


                                                                Employee Meeting
                                                                25 November 2002
                                                                  11:00 A.M. EST

MARKET REALITIES



- Continual uncertainty

- Challenging economic climate

- Prolonged manufacturing contraction

- Maturing software market

- Market consolidation

- Larger companies will dominate



[FRONTSTEP LOGO]

ANNOUNCEMENT

                         MAPICS to Acquire Frontstep and
                       Create Largest Global Midrange ERP
                          Solutions Provider Committed
                          Exclusively to Manufacturers


                    ----------------------------------------

             Combined company will have over 10,000 customer sites globally and estimated annual revenues of $200 million


[FRONTSTEP LOGO]

TIMING OF ACQUISITION

- The definitive agreement is approved by both boards, is signed, and announced publicly

- The transaction is expected to be completed in the first calendar quarter of 2003

- The acquisition is subject to certain conditions, including regulatory clearance and approval by MAPICS and Frontstep shareholders



[FRONTSTEP LOGO]

MAPICS: FOCUSED ON MANUFACTURING SINCE 1977

- Founded in 1977

- Headquartered in Atlanta, GA

- 450 employees

- 1500 affiliate employees worldwide

- Fiscal 2002 total revenues exceed $128 million

- More than 3000 customers at 6000 sites in 70 countries

- Solutions in 19 languages

- Nearly 100 worldwide affiliates

                                                            [PHOTO]
                                                Corporate offices in Atlanta, GA


[FRONTSTEP LOGO]

MAPICS MARKET POSITIONING


                                 MAPICS creates
                           world-class manufacturers.


                   With our manufacturing solutions, becoming
                    world class means gaining market share,
                   operating at peak efficiency and exceeding
                             customer expectations.



[FRONTSTEP LOGO]

 [FRONTSTEP LOGO]                                                [MAPICS LOGO]

 Microsoft-based
Product Investment                                            Financial Strength


                               [ICON] MAPICS (TM)

                 LARGEST GLOBAL MIDRANGE ERP SOLUTIONS PROVIDER
                     COMMITTED EXCLUSIVELY TO MANUFACTURERS

WHY MAPICS AND FRONTSTEP?

-    SHARED FUNDAMENTALS

     -    Dedication to the manufacturing market

     -    A foundation based on ERP

     -    Our commitment to improve our customer's business


-    COMPLEMENTARY SALES CHANNELS

     -    MAPICS primarily indirect

     -    Frontstep primarily direct


-    MULTIPLE PLATFORMS AND STRATEGIC ALLIANCES BASED ON

     -    IBM

     -    Microsoft

     -    Oracle




[FRONTSTEP LOGO]

-    KEY SYNERGIES

-    Strengthened market position with more than

     -    $200 MILLION IN ANNUAL REVENUE

     -    10,000 IMPLEMENTED CUSTOMER SITES


-    Enhanced financial strength and stability

-    Complete product offering

-    Major platform choice

-    Singular focus on the manufacturing market

-    Shared functional knowledge and manufacturing domain expertise





[FRONTSTEP LOGO]

SHARED CORE COMPETENCIES
The Manufacturing Industry


SIC CODE LISTINGS - OUR CORE COMPETENCIES
25xx - Furniture and Fixtures
30xx - Rubber / Misc. Plastic Products
33xx - Primary Metal Industries
34XX - FABRICATED METAL PRODUCTS
35XX - INDUSTRIAL/COMMERCIAL MACHINERY AND COMPUTER EQUIP
36XX - ELECTRICAL EQUIPMENT AND COMPONENTS
37XX - TRANSPORTATION EQUIPMENT
38XX - MEASUREMENT, ANALYZING & CONTROL INSTRUMENTS & RELATED PRODUCTS 50xx - Wholesale Trade - Durable Goods


                Our current sweet spot is in 5 vertical markets



[FRONTSTEP LOGO]

NEXT STEPS

-    Business as usual

     -    During the interim time, our objectives and goals remain the same

     - Both companies continue to sell and market products to existing and prospective customers as independent companies

-    Integration Team

     - A defined team will begin work on the details of how the combined company will be organized, what it will market, and how it will sell

     -    Frontstep Team Leader - Steve Sasser, CEO

     -    MAPICS Team Leader - Pete Reilly, COO



[FRONTSTEP LOGO]

COMMUNICATIONS

- All information currently known about the planned transaction is contained in your Employee FAQ

- Contact your executive with any questions, or send an email to ASK FRONTSTEP via the corporate Intranet




[FRONTSTEP LOGO]

YOUR ROLE

-    Your role continues to be critical

- Focus on the business at hand and maintain the integrity of your department and organization at all times

-    Carefully read and understand the Employee FAQ

-    Remember: BUSINESS AS USUAL

     -    CONTINUE TO MARKET, SELL, SERVICE AND SUPPORT OUR PRODUCTS




[FRONTSTEP LOGO]

MAPICS AND FRONTSTEP

GREAT NEWS for our:

-    customers
-    prospects
-    shareholders
-    employees
-    partners

LET'S WORK TO MAKE IT A SUCCESS!



[FRONTSTEP LOGO]